

January 12, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of NORTHERN GENESIS ACQUISITION CORP. II, under the Exchange Act of 1934:

- Units, each consisting of one share of common stock and one-third of one redeemable warrant

- Common stock, par value $0.0001 per share

- Redeemable warrants, each whole warrant exercisable for shares of common stock at an exercise price of $11.50 per share

Sincerely,

Ben Sawyer